                                                                       EXHIBIT 1

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                         CONDENSED FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2007

CONTENTS

                                                                           PAGE

Report of the Board of Directors for the nine
 and three months ended September 30, 2007                                  2

Management Review of the Financial Position and
 Results of Operations of the Bank                                          19

Certifications of the General Manager and the
 Comptroller                                                                25

Financial Statements as of September 30, 2007                               27

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This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS AS OF SEPTEMBER 30, 2007

At the meeting of the Board of Directors that was held on November 28, 2007, it was resolved to approve the Bank's unaudited financial statements as of
September 30, 2007. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The economic data published in respect of the third quarter of 2007 indicate the possibility of a slowdown in the growth rate of the economy. The estimated growth of gross domestic product publicized by the Central Bureau of Statistics for 2007 amounted to 5.2%. This is still a high rate, but slightly lower when compared with the growth rate for the first half of 2007.

The "last known" Israeli Consumer Price Index increased in the first nine months of 2007 by 2.8% compared with an increase of 1.5% in the first nine months of
2006. In the third quarter of 2007, there were indications of an increase in the rate of inflation. The Consumer Price Index rose in the third quarter by 2.5%.
The indices publicized subsequent to September 30 indicated a certain degree of calm, due mainly to the continued decline in the exchange rate of the dollar.

The exchange rate of the dollar declined in the third quarter of 2007 by a sharp rate of 5.6% and as of September 30, 2007 amounted to NIS 4.013 per dollar. The downward trend in the rate of the dollar continued also after September 30,
2007.

In the monetary sphere, during the first half of 2007, the downward trend in the
Bank of Israel interest rate, which began in the last quarter of 2006, continued. As a result, as of June 30, 2007, the Bank of Israel interest rate was 3.50%, compared with 4.5% at December 31, 2006, and 5.5% at the end of the third quarter of 2006. During the third quarter of 2007, the Bank of Israel interest rate increased by an aggregate of 0.5%, so that as of September 30,
2007, the Bank of Israel rate was 4.0%. After the increase in interest in
Israel, the interest rate in the U.S. declined by 0.5%. These items were among the factors behind the strengthening of the shekel, notwithstanding the fact that the interest rate in the U.S. was still 0.75% higher than the rate in
Israel.

PRESENTED BELOW IS DATA REGARDING THE EFFECT OF THE INCREASE (DECREASE) IN THE
"LAST KNOWN" CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                                THREE MONTHS ENDED          NINE MONTHS ENDED        YEAR ENDED
                                            SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30, SEPTEMBER 30, DECEMBER 31,
                                                2007          2006          2007          2006          2006
                                               -------       -------       -------       -------       -------
                                                  %             %             %             %             %
                                               -------       -------       -------       -------       -------

Increase (decrease) in "last known" CPI            2.5           0.2           2.8           1.5          (0.3)
Rate of devaluation (appreciation) of the
 shekel in relation to the dollar                 (5.6)         (3.1)         (5.0)         (6.5)         (8.2)
Rate of devaluation (appreciation) of the
 shekel in relation to the euro                   (0.4)         (3.3)          2.3           0.2           2.2
Rate of devaluation (appreciation) of the
 shekel in relation to the yen                     1.0          (5.7)         (2.1)         (7.0)         (9.4)

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different than those included or described in the forward looking information, due to a large number of factors including, inter alia, implementation or non-implementation of the blueprint for the sale of the shares of the bank that was assessed by the Finance Ministry and the Government
Companies Authority, future decisions regarding the affairs of the Bank by the
Government of Israel or the Bank of Israel, additional restrictions imposed in the future on the business of the Bank, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

PRINCIPAL DEVELOPMENTS IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The central aspect of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003, the Ministerial
Committee for Social and Economic Affairs (the socio-economic mini committee)
approved the adoption of the aforementioned plan for the period that was to have ended, in accordance with the decision, on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved the extension of the
"Run-Off" plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005, the Ministerial Committee for Social and Economic Affairs
(the Social Economic Cabinet) approved the extension of the Bank's "Run-Off"
plan until July 31, 2008. The main principles of the Committee's decision from
October 10, 2005 are presented in Note 1 of the financial statements.

In his letter from October 30, 2005, the Governor of the Bank of Israel advised of the extension of the special line of credit that had been provided to the
Bank, until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter dated January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

     >>   The Bank's banking license will be revoked as from August 1, 2008.

In its letter dated May 1, 2007, the Bank of Israel announced that if the blueprint described below for the sale and/or transfer of the shares of the Bank is carried out prior to August 1, 2008, the license of the Bank will be cancelled as of the date the blueprint is carried out.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

On April 22, 2007, the Bank issued an immediate report to the Israel Securities
Authority and to the Tel Aviv Stock Exchange whereby it gave notice that the
Finance Ministry and the Government Companies Authority have been assessing a possible blueprint for the sale and/or transfer of all of the issued share capital of the Bank to a third party purchaser. The immediate filing further noted that as part of the assessment of the blueprint, the Government Companies
Authority has been weighing, after making the necessary clarifications with the relevant parties regarding the feasibility of the aforementioned blueprint, the issuance of a request for information (hereinafter - "RFI"), as part of which parties interested in purchasing the shares of the Bank will be invited to give notice of such interest in carrying out the purchase in accordance with the proposed blueprint.

On June 17, 2007, the Government Companies Authority issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies Authority, was requesting information from parties interested in purchasing the Industrial Development
Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the
State in the shares of the Bank, including the controlling shares (ordinary shares A) and the holdings of the other holders of controlling shares (the three large bank groups: Bank Discount, Bank Hapoalim, Bank Leumi, and also First
International Bank, IDB, and the Association of Industrialists) will be transferred to the designated buyer, the shares of the Bank that are traded on the Tel Aviv Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article
350 of the Companies Law - 1999, whereas preferred Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the immediate report issued by the Bank on
June 17, 2007. The RFI also noted that the precondition for the implementation of the blueprint is a commitment on the part of the shareholders not held by the
State to transfer the controlling shares in their possession to the State for no consideration. As reported to the Bank by the Government Companies Authority, on
the date stipulated for submission of the requests, July 3, 2007, eleven applications were received at the offices of the Authority from companies and individuals. The Government Companies Authority, together with the Finance
Ministry have started taking steps to move forward on the blueprint.
Notwithstanding, as mentioned above, it is unknown as to if and when the blueprint will come to fruition, and if so, whether it will be in accordance with the description set out in the sales blueprint publicized as part of the
RFI.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In the third quarter of 2007, the Bank continued implementing the "Run-Off"
plan, while reducing credit to the public. The balance of credit to the public
(not including loans with State guarantees to the Israel Electric Corporation
Ltd.), which as at December 31, 2006 amounted to NIS 848 million, decreased to the amount of NIS 625 million as of September 30, 2007. The Bank refrains from accepting new deposits and, in accordance with the directives of the Bank of
Israel, it ceased renewing existing deposits that reach maturity, subject to certain exceptions. The balance of the public's deposits with the Bank amounted to NIS 58 million as of September 30, 2007 (NIS 67 million as at December 31,
2006). About half of the balance of the deposits are deposits related to credit.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a trading room, maintenance of current accounts and securities accounts, maintenance of checking accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if it is decided at the conclusion of the Run-Off Plan to sell the Bank's asset and liability portfolio as a single unit and within a short time.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

In the abovementioned letter of the Governor of the Bank of Israel dated October
30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the credit line as from
     July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the line of credit, the Government will repay the balance to the Bank of Israel until
     July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the
     Bank for repayment of the credit will be assigned in its favor (the Bank created a floating lien in favor of the Bank of Israel in a debenture dated
     November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as of September 30, 2007 was NIS
533 million, compared with NIS 751 million as at December 31, 2006. The utilized balance as of September 30, 2007 is NIS 192 million lower than the credit line amount that was set for that date for the Bank in the credit line decline forecast that was attached to the notification of the Governor of the Bank of
Israel regarding the extension of the line and lower than the framework stipulated by the Bank of Israel for the conclusion of the Run-Off Plan.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs first approved the Bank's
"Run-Off" plan), in the total amount of NIS 79 million (as calculated by the
Bank). On May 1, 2007, the Bank issued an immediate filing to the Israel
Securities Authority and to the Tel Aviv Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the restitution of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

CAPITAL ADEQUACY

On September 30, 2007, the Bank's ratio of capital to risk assets was 10.3%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with a ratio of 1.3% as at December 31, 2006, and 2.6% on June 30,
2007, rates that were lower than the minimum stipulated in the Provisions for
Proper Banking Management.

The shareholders' equity of the Bank as of September 30, 2007 amounted to NIS 80 million. The Bank's preferred shares, amounting to NIS 466 million, are not included in the shareholders' equity of the Bank. This amount of preferred shares, plus the general provision for doubtful debts constitute the
"second-tier capital" of the Bank. In view of the limitation by which the
"second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, almost all the
"second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as of September 30, 2007, "second tier capital" in the total amount of NIS 432 million remains unutilized).

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT LIMITS

As stated in more detail in Note 3 of the financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

BUSINESS SEGMENTS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business segments as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business segments and information according to business segments.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of
1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preference dividend that was related to the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of
Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The aggregate amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 182.8 million as of September 30, 2007. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The aggregate amount of NIS 182.8 million is comprised as follows: NIS 113.4 million is in respect of non-participating shares (D and DD) and NIS 69.4 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.1 million is in respect of the third quarter of 2007 and is comprised as follows: NIS 5.4 million is in respect of non-participating D and
DD shares and NIS 2.7 million is in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. At the time, the Bank's
Board of Directors expressed its fundamental position that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles. On August 5,
2007, a decision was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest on the Bank's perpetual deposits with the Treasury does not accrue.

At its meeting on October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the decision. The Board of Directors decided that since the
Bank's action (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears
(including upon liquidation), and since on the basis of the determination of the court that the action of the Bank was rejected, a claim can be made that the decision rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the board of directors believes is in-fact incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC,
CC1, D and DD shares). On October 21, 2007, a short time before the date on which the Bank was to file its appeal, and further to a request by the State of the Bank, a petition was filed with the Supreme Court on behalf of the Bank (and with the consent of the State and the aforementioned financial entities) whereby the court was asked to extend the date for the filing of the appeal until
January 21, 2008, in view of the negotiations the State has been conducting, which may render the filing of the appeal and the resultant legal proceeding superfluous. The Supreme Court acceded to the request of the Bank and for the time being, the appeal has not been filed. At the aforementioned meeting on
October 9, 2007, the Board of Directors of the Bank also discussed the ramifications of the aforementioned verdict on the continuation of its policy regarding the distribution of the dividend on the preferred shares (Preferred C,
CC, CC1, D and DD shares). In view of the stipulation of the decision pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank does not intend on appealing), and after the Board of Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the decision no longer gain anything by the non-distribution of the dividend), the
Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting)
to take the following steps: 1) to recommend to the General Meeting of the Bank to amend the articles of association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which at present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Treasury, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution - prior or concurrent - of the preferred dividend in arrears on those shares (since, in view of the wording of the decision, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a General Meeting of the Bank to make the aforementioned change in the articles of association and to authorize the Chairman of the Board to determine the date of the meeting; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the articles of association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of the date of these financial statements, the Bank does not have distributable income). In view of the aforementioned negotiations being conducted by the
State, a date has not yet been set for the convening of the general meeting at which the articles will be amended nor has the Supervisor of the Banks been petitioned for approval of the distribution of the dividend. A detailed description of the decision of the Board of Directors at its meeting on October
9, 2007, as aforementioned, can be found in the immediate report issued by the
Bank on October 10, 2007.

See also Notes 6 of the condensed financial statements for details on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note
9 of the condensed financial statements regarding the aforementioned originating motions.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter dated November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding implementation of the
Run-Off plan.

RELIEF FROM THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

In accordance with the provisions of the Proper Banking Procedure, a bank is required to maintain a credit control unit as one of the means of educated management of its credit risks. Due to the fact that since commencing with the second half of 2002, the Bank's activity has been centering around the collection of its credit portfolio, and it does not approve any new credit, the need for such a unit at the Bank has diminished.

Further to the request of the Bank, the Supervisor of Banks notified the Bank in his letter dated November 26, 2003 that the Bank is exempt from complying with the provision of the Proper Banking Procedure that relates to credit control.

MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS, CREDIT RISK, AND A PROVISION FOR
CREDIT LOSSES

The Bank of Israel issued a draft provision relating to the measurement and disclosure of impaired debts, credit risk, and a provision for credit losses.
The provision is to go into effect commencing with the financial statements to be issued subsequent to January 1, 2009. In its letter dated August 12, 2007, the Bank of Israel notified the Bank that it was granted permission not to implement this provision.

For more information pertaining to the major features of the draft of the new provision, see Note 4.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

TRANSFER OF THE SHARES OF THE BANK TO THE LIST OF SECURITIES WITH LIGHT TRADING

On August 12, 2007, the shares of the Bank traded on the Tel Aviv Stock Exchange
(shares of classes C, CC, CC1 and preferred ordinary shares) were transferred to the list of securities with light trading, a list that was instituted on the stock at exchange on that same date. Securities included in this list are traded only twice a day, at the beginning of the trading day and at its close. The trading is carried out using the multi-sided tender method and does not involve continuous trading of the shares. Shares are included in this list if, in the six months that preceded the "determining date", the median daily turnover of the shares was lower than NIS 2,000 and the average daily trading turnover was less than NIS 20,000. The "determining date" for entrance into the new list will be June 15, 2007 and the effective dates for updating the list on a regular basis will be June 15, and December 15 of every year.

LEGAL CLAIMS

Note 9 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank. When evaluating the risks included in the claims submitted against the Bank, management of the Bank relies on the opinions of the external legal advisors that represent the Bank in these claims. These opinions are rendered by them on the basis of their discretion and on the basis of the facts and legal status known to them, and the data is more than once subject to contradictory interpretation and arguments. Accordingly, the actual results of the claims may differ from the evaluations of the external legal advisors and from the provisions made, based upon them.

DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - The Bank's net income amounted to NIS 13.6 million in the first nine months of the year, compared with a net loss of NIS 18.2 million in the first nine months of last year and with a net loss of NIS 17.1 million in the entire year of 2006. The net income of the first nine months of 2007 was affected mainly by the increase in interest revenue collected in respect of problematic debts and by a decrease in the provision for doubtful debts. The net income of the third quarter of 2007 amounted to NIS 4.6 million, compared with a loss of NIS 7.9 million in the third quarter of 2006.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - In
the first nine months of 2007, this profit amounted to NIS 27.5 million, compared with NIS 14.6 million in the first nine months of 2006.

The increase in profit from financing operations resulted mainly from the following:

-    The increase in revenues from interest collected on problematic debts which amounted to NIS 18.6 million compared with NIS 6.6 million in the first nine months of 2006.

-    A decrease in the volume of problematic debts classified as non-interest bearing. The average balance of non-interest bearing debts in the first nine months of 2007 amounted to NIS 119 million, compared with NIS 248 million in the first nine months of 2006. The balance of these debts constituted 14% of total monetary assets (excluding credit to the Israel
     Electric Company guaranteed by the State), compared with 20% in the same period of 2006.

-    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-interest bearing debt. The average interest rate in the first nine months of 2007 was lower than the average interest in the same period last year. As a result, the negative impact of the non-accrual of revenues in respect of non-revenue generating debt was smaller than in the same period last year, in addition to the aforementioned volume of problematic debts.

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by linkage segment.

An analysis of the Bank's financing operations in the various linkage segments indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 198 million in the first nine months of 2007, compared with NIS 385 million in the same period last year, a decrease of 49%. The margin in this segment, including the effect of derivatives, was 1.42% in the first nine months of 2007, compared with 0.86% in the same period last year.

It should be noted that most of the non-income bearing debt is included in this segment and the margin is affected by this fact. The improvement in the margin in this segment, when compared with the same period of 2006, derived both from the decrease in the volume of non-interest bearing debt and its relative weight out of total credit and from the decline in the interest rate and its impact on the non-accrual of revenue in respect of these debts.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 469 million in the first nine months of 2007, compared with NIS
580 million in the first nine months of last year, a decrease of 19%. The margin in this segment, including the effect of derivatives, was 2.13% in the first nine months of 2007, compared with 2.31% in the same period last year. The decrease in the margin of this segment derived mainly from the fact that in the third quarter of 2007 the Cost of Living Index rose by 2.5%. As a result, the negative impact of the non-accrual of income in respect of a non-interest bearing debt was even higher.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average volume of assets in this segment amounted to NIS 5,720 million in the first nine months of
2007 compared with NIS 6,546 million in the first nine months of 2006. Credit in this segment includes credit guaranteed by the State that was granted to the
Israel Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in the first nine months of 2007 amounted to NIS 5,544 million compared with NIS 6,264 million in the first nine months of 2006. Excluding the said credit, the average balance of assets in this segment amounts to NIS 176 million, compared with NIS 282 million in the first nine months of 2006, a decrease of 38%. The margin in this segment, including the effect of derivatives, was 0.06% in the first nine months of 2007, compared with 0.07% in the same period last year. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

                                       10

The total average financial assets in all linkage segments (excluding the aforementioned credit guaranteed by the State of Israel out of the deposit of the State) in the first nine months of 2007 amounted to NIS 843 million, compared with NIS 1,247 million in the first nine months of 2006, a decrease of
32% in the average of the financial assets.

The data presented above indicate that the Bank succeeded in maintaining a positive margin in all linkage segments, notwithstanding the high degree of credit that was classified as non-income bearing credit.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                     BALANCE       BALANCE       BALANCE
                                                                      AS AT         AS AT         AS AT
                                                                     --------      --------      --------
                                                                   SEPTEMBER 30, SEPTEMBER 30,  DECEMBER 31,
                                                                       2007          2006          2006
                                                                     --------      --------      --------

Non-income bearing                                                       76.9         223.7         171.2
Restructured (2)                                                         97.7          60.0          74.1
Designated for restructuring (3)                                         10.3          18.0          26.9
Temporarily in arrears                                                    7.6          15.9          14.5
Under special supervision*                                              154.9         242.8         208.5
                                                                     --------      --------      --------

Total balance sheet credit to problematic borrowers (1)                 347.4         560.4         495.2

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                    80.3          87.4          88.0
                                                                     --------      --------      --------

Overall credit risk in respect of problematic borrowers (1) (4)         427.7         647.8         583.2
                                                                     ========      ========      ========

**   Including an amount of NIS 143.0 million in respect of debts for which a specific allowance exists (September 30, 2006 - 185.1 million; December 31,
     2006 - NIS 183.1 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates a significant decrease in the volume of debts classified as non-income bearing. Nevertheless, the weight of the problematic debts of the total debt continues to be relatively high in relation to the
Bank's total credit. The high volume of non-income bearing debt will have a negative impact on the results of operations of the Bank in the future, since the interest income in respect of those debts will not be credited to financing income as long as the debt is still classified as non-income bearing.

A significant portion of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from letters of indemnification issued by the Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The letters of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

THE ALLOWANCE FOR DOUBTFUL DEBTS - An amount of NIS 0.9 million was recorded as income in this item in the first nine months of 2007, compared with an expense of NIS 24.3 million in the first nine months of 2006. The specific allowance for doubtful debts in the first nine months of 2007 amounted to NIS 3.4 million, compared with NIS 28.7 million in the first nine months of 2006. The supplementary allowance for doubtful debts reflected a decrease of NIS 4.3 million, mainly a result of the decrease in the volume of problematic debts in general and the decrease in the volume of non-income bearing debts in particular. In the first nine months of 2006, the decrease in the supplementary allowance amounted to NIS 4.4 million.

                                       11

The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 47.4 million as of September 30, 2007, constituting 7.0% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 5.8% of the balance of the credit.

OPERATING AND OTHER INCOME - This income amounted to NIS 8.4 million in the first nine months of 2007, compared with NIS 16.2 million in the same period in
2006. Most of the increase in income derived from gains from investments in shares which amounted to NIS 6.1 million in the first nine months of 2007, compared with NIS 12.8 million in the first nine months of 2006. Revenues from operating commissions in the first nine months of 2007 amounted to NIS 0.6 million, compared with NIS 0.9 million in the first nine months of 2006. The low volume of such income reflects the fact that the Bank has been reducing the operating activity it conducts on behalf of its customers.

Other income amounted to NIS 1.7 million compared with NIS 2.5 million in the first nine months of 2006.

OPERATING AND OTHER EXPENSES - Amounted to NIS 23.2 million in the first nine months of 2007, compared with NIS 24.7 million in the first nine months of last year. Payroll expenses totaled NIS 14.4 million in the first nine months of
2007, compared with NIS 13.1 million in the first nine months of 2006. With regard to payroll expenses, the following points should be noted:

-    Payroll expenses of the first nine months of 2007 included an amount of NIS
     1.9 in respect of payroll tax. The payroll expenses of the first nine months of 2006 did not include payroll tax since there was an expected loss for purposes of the profit tax in 2006.

-    Payroll expenses of the first nine months of 2007 included a provision in an amount of NIS 0.8 million in respect of an expense related to additional severance pay approved to the Chairman of the Board of the Bank, the GM, and the deputy GM, upon their retirement from the Bank (see Note 8 to the condensed financial statements).

Neutralizing the effect of these factors shows that there was a decrease of NIS
1.4 million in payroll expenses.

Maintenance and depreciation expenses for the first nine months of 2007 amounted to NIS 2.1 million, compared with NIS 1.9 million in the same period last year.

Other operating expenses amounted to NIS 6.7 million in the first nine months of
2007, compared with NIS 9.2 million in the same period last year. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank in connection with the Run-off Plan.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - As at September 30, 2007 amounted to NIS 6,823 million, compared with NIS 7,516 million as at December 31, 2006.

SHAREHOLDERS' EQUITY OF THE BANK INCLUDING PREFERENCE SHARES - Amounted to NIS
546 million as at September 30, 2007, compared with NIS 511 as at December 31,
2006.

From an accounting standpoint, the preference shares issued by the Bank are classified as a liability and are not included in the shareholders' equity of the Bank. The total amount of liabilities in respect of the Bank's preference shares amounted to NIS 466 million (compared with NIS 491 million as at December
31, 2006). Of this amount, an amount of NIS 178 million is in respect of profit-participating preference shares (compared with NIS 187 million as at
December 31, 2006). Until December 31, 2005, the profit-participating preference shares were classified as part of the shareholders' equity of the Bank. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of profit-participating preference shares (for details regarding this change, see
Note 1D of the financial statements of the Bank as at December 31, 2006).

                                       12

This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. (For details of these rights, see Notes 14, 15, and 16 of the financial statements of the Bank as at December 31, 2006.)

TOTAL CREDIT TO THE PUBLIC - As at September 30, 2007 amounted to NIS 5,857 million compared with NIS 6,519 million as at December 31, 2006. The abovementioned credit data include credit guaranteed by the State that was granted to the Israel Electric Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 5,232 million as at
September 30, 2007, compared with NIS 5,671 million as at December 31, 2006. Net of such credit, the credit to the public amounts to NIS 625 million as at
September 30, 2007, compared with NIS 848 million as at December 31, 2006. This decrease is in accordance with the Bank's policy of reducing its credit portfolio and is a continuation of the decrease in credit that commenced in
2002.

SECURITIES - The balance of securities as at September 30, 2007 amounts to NIS
46 million, compared with NIS 50 million as at December 31, 2006. The securities portfolio includes an investment of NIS 14 million in mezzanine funds. In addition, the securities portfolio includes marketable shares in the amount of
NIS 32 million (according to their market value as at September 30, 2007). The market value of the shares includes unrealized gains in the amount of NIS 7.1 million which were credited to a capital reserve, as part of the adjustments in respect of the presentation of available for sale securities to fair value. The
Bank has no investments in securities or other financial instruments that are backed by assets

DEPOSITS OF THE PUBLIC - Amounted to NIS 58 million as at September 30, 2007, compared with NIS 67 million as at December 31, 2006. These deposits are comprised of unlinked deposits in the amount of NIS 31 million, similar in amount as at December 31, 2006, CPI-linked deposits in the amount of NIS 26 million, compared with NIS 33 million as at December 31, 2006, and foreign currency denominated or linked deposits in the amount of NIS 1 million, compared with NIS 3 million as at December 31, 2006.

The Bank refrains from accepting new deposits and, in accordance with the instructions of the Bank of Israel, it ceased renewing deposits that have reached maturity, subject to certain exceptions. It should be noted that about half of the balance of deposits as at September 30, 2007 and at December 31,
2006 are deposits related to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as at September
30, 2007 amounted to NIS 5,602 million, compared with NIS 6,087 million as at
December 31, 2006. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
5,335 million as at September 30, 2007, compared with NIS 5,781 million as at
December 31, 2006.

Another component of these deposits is the CPI-linked deposits that were received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the
Government's CPI-linked deposits as at September 30, 2007 amounted to NIS 267 million, compared with NIS 306 million as at December 31, 2006.

DEPOSITS FROM BANKS - The balance of these deposits as at September 30, 2007 amounted to NIS 542 million, compared with NIS 768 million as at December 31,
2006. Of this amount, an amount of NIS 538 million derived from the special line of credit, which the Bank of Israel granted to the Bank (of this amount, an amount of NIS 533 million is the balance of the credit line principal and an amount of NIS 5 million is the accrued interest which has not yet been debited), compared with NIS 761 million as at December 31, 2006. For information regarding the interest that the Bank was charged by the Bank of Israel in excess of the
"Bank of Israel Rate", see Note 1 to the condensed financial statements, in the part relating to the credit line of the Bank of Israel.

The aforementioned item included, in addition to the credit line of the Bank of
Israel, a deposit of approximately NIS 4 million. This is a deposit of a foreign bank that was deposited in the Bank in 1997. The proceeds of this deposit were deposited by the Bank with the Treasury, with the redemption dates being identical to those of the aforementioned deposit.

                                       13

MARKET RISKS AND RISK MANAGEMENT

Market risk is the risk of impairment in the equity of the Bank deriving from changes in financial markets that impact on the Bank's assets and liabilities, such as changes in exchange rates, interest rates, the inflation rate, and the prices of shares.

The asset and liability management policy is geared to maintain linkage base risks and interest risks within the range of exposure set out by the board of directors.

Implementation of this policy is discussed by a committee which usually meets once a week and the meetings of which are attended by the GM and other members of management. In accordance with the approval granted by the Supervisor of
Banks on November 26, 2003, this management committee serves as the financial risk manager of the Bank.

We present below details of the major market risks, the restrictions stipulated and the manner and dates of reports on the level of risk and compliance with the restrictions:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of future transactions) in each of the linkage bases.

In respect of each of the linkage segments listed above, the Bank sets out frameworks of maximum permissible surpluses and deficits. These restrictions are set taking into consideration the composition of the Bank's capital and the current activity of the Bank.

The limits sets by the board of directors of the Bank for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 550 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus of NIS 50 million, and a maximum deficit of NIS 25 million.

*    In the Index-linked segment, the permissible surplus/deficit is net of the equity of the Bank (including preference shares classified from an accounting standpoint as liabilities).

                                       14

The following table presents the surplus of assets over liabilities (liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of the Bank's preference shares which are classified from an accounting standpoint as liabilities, since the Bank's asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to the equity of the Bank. The following data are in NIS millions:

                                                     FOREIGN
                                                     CURRENCY
                        UNLINKED      CPI-LINKED   DENOMINATED/  NON-MONETARY
                      SHEKEL SEGMENT  SEGMENT (*)     LINKED         ITEMS        TOTAL
                        --------       --------      --------      --------      --------

September 30, 2007        (385.1)         880.9           4.3          45.6         545.7
September 30, 2006        (415.8)         864.3          17.0          51.8         517.3
December 31, 2006         (456.0)         888.9          26.8          50.9         510.6

(*)  Including a perpetual deposit with the Treasury (September 30, 2007 in an amount of NIS 848.8 million, September 30, 2006 in an amount of NIS 840.2 million, and December 31, 2006 - NIS 825.8 million).

The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by the Board of Directors of the Bank.

An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.8 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

As can be seen in Appendix C of the condensed financial statements, the volume of assets in foreign currencies other than the dollar is a very small percentage of the volume of the Bank's balance sheet, and amounts to NIS 20.0 million, constituting 0.3% of total assets. The Bank has no surplus of assets or liabilities in these currencies and, therefore, a change in the exchange rate of non-dollar currencies would have almost no impact on the results of operations of the Bank.

The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of September 30, 2007 (in NIS millions) on the results of operations of the Banks:

Percentage change in dollar rate               (5)%           (10)%             5%            10%
                                         --------        --------        --------       --------
Impact on the results of operations          (0.2)           (0.4)            0.2            0.4

The abovementioned data are net of the liabilities in respect of the Bank's preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest rate derives from the impact of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes may case erosion of the Bank's income and equity.

In order to reduce the risk deriving from possible changes in interest rates, the Bank implements a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities.

In the unlinked shekel segment, the major activity bears variable interest, so that there is a matching of the dates of changes in interest. In the foreign currency segment, loans bearing fixed interest are only back to back and, therefore, this segment too has no lack of matching in the dates of changes in interest.

As part of the limits on the rate of exposure to changes in interest rates, the
Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The limits are as follows:

UNLINKED SEGMENT - a maximum decrease of NIS 2 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

                                       15

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

In accordance with the decision of the Board of Directors, the measurement of the impact of the possible change in interest rates on the calculated value of assets and liabilities is carried out semi-annually, due to the fact that, at present, the Bank does not grant any new credit and, therefore, a semi-annual measurement is adequate for the level of activity of the Bank.

LIQUIDITY RISK

Since the Bank is not allowed to solicit deposits from the public, it relies on the credit line from the Bank of Israel in managing its liquidity.

During 2003, the Bank of Israel issued provisions pertaining to liquidity management. In view of the credit line, the Supervisor of Banks, in his letter dated November 26, 2003, stipulated that the Bank is not required to implement part of those provisions.

SUPERVISION OVER MARKET RISK MANAGEMENT POLICY AND THE MANNER IN WHICH IT IS
IMPLEMENTED

Implementation of the Bank's assets and liability management policy, including the exposure to market risks, is discussed in a committee on which the GM and members of management serve. This committee usually meets once a week. A report on the Bank's assets and liabilities, broken down by linkage bases, is presented at every meeting of the committee.

The controller of the Bank, who is a member of the aforementioned committee, receives a daily report of assets and liabilities by linkage bases and checks the changes that occurred in the assets and liabilities between the dates of the reports to the committee.

In addition, once a month, the committee is presented with a breakdown of the
Bank's securities portfolio.

The Board of Directors of the Bank set out guidelines for the implementation of the Bank's asset and liability management policy, as well as a number of limitations regarding the exposures to market risks. In addition, they set out the means and the dates of reporting and control in respect of compliance with the limitations that were set. Once a quarter, the plenary of the Board of
Directors is furnished with a quarterly report on the management of the financial risks and as part of the deliberations, an updated document covering the risks, the limits set for the risks, the compliance therewith, and an updating of the limits in accordance with the resolutions taken by the Board of
Directors.

MEASUREMENT OF MARKET RISKS

The model used by the Bank in determining the fair value of financial instruments not having a market price is based on the expected cash flows from each of the instruments and the discounting thereof using relevant interest rates.

The calculation that relates to the impact of a change of 1% in the interest rate curve of each linkage segment is also based on the expected cash flows from all of the financial assets and liabilities of the Bank at relevant interest rates for each balance sheet item, with a variance of 1% in each direction.

Value at risk (VAR) - The Bank does not conduct an analysis based on this model.
The Board of Directors of the Bank believes that the model for measuring market risks used by the Bank, which is based mainly on discounted cash flows, is adequate for the activity of the Bank, taking into consideration the following factors:

-    The total volume of the Bank's assets and liabilities.

-    The Run-Off Plan which the Bank has been implementing.

-    The fact that the Bank does not grant new credit or enter into new investments.

-    The fact that the Bank grants credit in foreign currency or in the unlinked shekel segment on the basis of variable interest only. Credit at fixed interest in foreign currency also in the past was based solely on specific sources at back-to-back conditions.

                                       16

OPERATIONAL RISKS -

The Bank takes various steps to reduce the operational risks to which the Bank may be exposed:

-    The Bank appointed an operational risk manager and an operational risk controller.

-    The Bank operates a computerized control system to identify operational risks in the Banks operating framework.

-    The Bank conducts, through outside professional parties, periodic assessments to assess operational risk - including the risks of fraud and embezzlement to which it is exposed, and the adequacy of the preventative and compensatory controls designed to reduce such risks. As part of these assessments, recommendations are made, when necessary for improvement and/or expansion of existing controls and/or the institution of new controls.

-    The Bank has a process of management and monitoring of the implementation of the recommendations of the aforementioned risk assessments.

In accordance with the provisions of the Bank of Israel regarding fraud and embezzlement risks, a team was set up, headed by the GM, with the participation of members of management, the internal auditor, the operational risk controller and the parties responsible for computers in the Bank. The team periodically discusses the fraud and embezzlement risks that were included in the operational risk assessment and the controls needed to minimize such risks.

DISCLOSURE OF CRITICAL ACCOUNTING POLICIES

Note 1 of the annual financial statements describes the principal accounting policies according to which the financial statements of the Bank are prepared.
The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the
Bank.

Details relating to the critical accounting policies were presented in the report of the Board of Directors for 2006 in the chapter relating to critical accounting policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the efficiency of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Act.

With the assistance of external consultants, the Bank established controls and procedures relating to the disclosure, and it maintains a system of internal control relating to the disclosure among the various managers of the Bank, in such a way as to enable compliance with the above guidelines. Management of the
Bank together with the General Manager and Comptroller evaluated, as at the end of the period included in this report, the efficiency of the controls and procedures relating to the Bank's disclosure. On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are efficient in order to record, process, summarize and report the information the
Bank is required to disclose in the annual report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

During the course of the quarter ended September 30, 2007, there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

                                       17

SECTION 404 OF THE SARBANES OXLEY ACT

Since the Bank has issued its securities to shareholders in the U.S.A., it is subject to the provisions of the Sarbanes Oxley Act. Pursuant to Section 404 of
the Sarbanes Oxley Act, the management of the reporting entity is required to declare, among other things, its responsibility for fulfilling and maintaining proper internal controls and proper procedures with respect to financial reporting, and to provide its evaluation on the effectiveness of such controls and procedures. The United States Securities and Exchange Commission (SEC)
announced that it is postponing the application of Section 404 with respect to companies that are not defined as an "Accelerated Filer", including a foreign issuer that does not meet this definition, so that they will be required to implement the Section only from the fiscal year ending on or after July 15,
2007. In the opinion of the Bank's legal advisors and on the basis of the Bank's valuation of its shares, the Bank does not meet the aforementioned definition of an "Accelerated Filer". As a result of this, the Bank will be required to implement Section 404 of the Sarbanes Oxley Act only from the financial statements for 2007 that it submits in the U.S.A. On August 9, 2006, the SEC issued a relief whereby the filing of an external auditor's report on the effectiveness of internal controls pertaining to financial reporting will be required from the fiscal year ended December 15, 2008. The implementation of
Section 404 of the Sarbanes Oxley Act requires appropriate preparations and the investment of significant time and management resources. The Bank has been taking steps for the implementation of Section 404.

In accordance with a directive that was published by the Supervisor of Banks on
December 5, 2005, requirements similar to those included in Section 404 of the
Sarbanes Oxley Act will be imposed on the banks in Israel. In accordance with this directive, the provisions will apply as from the annual financial statements for the year ended December 31, 2008. In accordance with the letter of the Supervisor of Banks dated March 18, 2007, the Bank is entitled not to implement this directive.

DISCLOSURE REGARDING THE INTERNAL AUDITOR OF THE BANK

The disclosure regarding the internal auditor of the Bank is as detailed in the report of the board of directors for 2006, with no changes occurring therein.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at September 30, 2007 was 44, compared with 50 on December 31, 2006 and 170 employees on January 1,
2002.

During the first nine months of 2007, there were seven plenary sessions of the board of directors and 17 meetings of its committees.

DR. RAANAN COHEN                                             URI GALILI
Chairman of the Board                                        General Manager

Tel-Aviv, November 28, 2007

                                       18

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS

                                                                                                THREE MONTHS ENDED SEPTEMBER 30
                                                -------------------------------------------------------------------------------------------------------------------------------
                                                                           2007                                                               2006
                                                ------------------------------------------------------------       ------------------------------------------------------------
                                                                              RATE OF INCOME   RATE OF INCOME                                   RATE OF INCOME
                                                                                (EXPENSES)       (EXPENSES)                                       (EXPENSES)    RATE OF INCOME
                                                                               NOT INCLUDING      INCLUDING                                      NOT INCLUDING     (EXPENSES)
                                                                FINANCING           THE              THE                           FINANCING           THE          INCLUDING
                                                 AVERAGE         INCOME          EFFECT OF        EFFECT OF          AVERAGE        INCOME          EFFECT OF     THE EFFECT OF
                                                BALANCE (2)     (EXPENSES)      DERIVATIVES      DERIVATIVES       BALANCE (2)     (EXPENSES)      DERIVATIVES      DERIVATIVES
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
                                                        NIS MILLIONS                  %                %                 NIS MILLIONS                   %                %
                                                --------------------------       ----------       ----------       --------------------------       ----------       ----------

ISRAELI CURRENCY - NON-LINKED
Assets                                               159.1             2.4             6.17                             344.2             5.1             6.06
Effect of ALM derivatives (3)                         61.2             0.5                                              136.6             2.1
                                                ----------      ----------                                         ----------      ----------
Total assets                                         220.3             2.9                              5.37            480.8             7.2                              6.13
                                                ----------      ----------                                         ----------      ----------
Liabilities                                          580.1            (5.4)           (3.78)           (3.78)           898.5           (12.2)           (5.54)           (5.54)
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        2.39             1.59                                              0.52             0.59
                                                                                 ----------       ----------                                        ----------       ----------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                               434.9            15.8            15.34            15.34            542.1             7.7             5.80             5.80
                                                ----------      ----------                                         ----------      ----------
Liabilities                                          303.8            (9.5)          (13.11)                            372.7            (3.1)           (3.37)
Effect of ALM derivatives (3)                         38.5            (1.5)                                              56.4            (0.5)
                                                ----------      ----------                                         ----------      ----------
Total liabilities                                    342.3           (11.0)                           (13.49)           429.1            (3.6)                            (3.40)
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        2.23             1.85                                              2.43             2.40
                                                                                 ----------       ----------                                        ----------       ----------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             5,725.9          (227.3)          (14.96)          (14.96)         6,281.2           (88.0)           (5.49)           (5.49)
Liabilities                                        5,687.9           227.8            15.08                           6,154.2            85.6             5.45
Effect of ALM derivatives(3)                          22.7            (0.1)                                              80.2             2.9
                                                ----------      ----------                                         ----------      ----------
Total liabilities                                  5,710.6           227.7                             15.02          6,234.4            88.5                              5.56
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        0.12             0.06                                             (0.04)            0.07
                                                                                 ----------       ----------                                        ----------       ----------

TOTAL
Monetary assets                                    6,319.9          (209.1)          (12.59)                          7,167.5           (75.2)           (4.13)
Effect of ALM derivatives (3)                         61.2             0.5                                              136.6             2.1
                                                ----------      ----------                                         ----------      ----------
Total monetary assets generating financing
income                                             6,381.1          (208.6)                           (12.45)         7,304.1           (73.1)                            (3.94)
                                                ----------      ----------                                         ----------      ----------
Monetary liabilities generating financing
expenses                                           6,571.8           212.9            12.34                           7,425.4            70.3             3.73
Effect of ALM derivatives (3)                         61.2            (1.6)                                             136.6             2.4
                                                ----------      ----------                                         ----------      ----------
Total monetary liabilities generating
financing expenses                                 6,633.0           211.3                             12.15          7,562.0            72.7                              3.79
                                                                                 ----------       ----------                                        ----------       ----------
Interest margin                                                                       (0.25)           (0.30)                                            (0.40)           (0.15)
                                                                                 ----------       ----------                                        ----------       ----------

SEE PAGE 24 FOR FOOTNOTES ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       19

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                                                   THREE MONTHS ENDED SEPTEMBER 30
                                                     ----------------------------------------------------------------------------------------------------------------------------
                                                                                 2007                                                             2006
                                                     -----------------------------------------------------------      -----------------------------------------------------------
                                                                                  RATE OF INCOME  RATE OF INCOME                                   RATE OF INCOME
                                                                                    (EXPENSES)       (EXPENSES)                                       (EXPENSES)   RATE OF INCOME
                                                                                   NOT INCLUDING     INCLUDING                                       NOT INCLUDING    (EXPENSES)
                                                                      FINANCING         THE              THE                          FINANCING           THE          INCLUDING
                                                      AVERAGE           INCOME        EFFECT OF       EFFECT OF        AVERAGE          INCOME         EFFECT OF     THE EFFECT OF
                                                     BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES      BALANCE (2)     (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                     ----------       ----------      ----------      ----------      ----------       ----------      ----------      ----------
                                                             NIS MILLIONS                 %               %                 NIS MILLIONS                   %               %
                                                     ---------------------------      ----------      ----------      ---------------------------      ----------      ----------

Financing commissions and other
 financing income                                                            8.1                                                              6.3
Other financing expenses                                                    (2.6)                                                            (2.8)
                                                                      ----------                                                       ----------
Gain on financing operations before
 allowance for doubtful debts                                                8.2                                                              3.1
Allowance for doubtful debts (including general
 and supplementary allowance)                                                3.1                                                             (4.8)
                                                                      ----------                                                       ----------
Gain (loss) on financing operations after
 allowance for doubtful debts                                               11.3                                                             (1.7)
                                                                      ==========                                                       ==========
Other monetary assets                                     867.3                                                            873.6
General and supplementary allowance for
 doubtful debts                                           (48.0)                                                           (54.7)
Non-monetary assets                                        49.2                                                             53.1
                                                     ----------                                                       ----------
Total assets                                            7,188.4                                                          8,039.5
                                                     ==========                                                       ==========

Other monetary liabilities                                 89.4                                                             89.9
Non-monetary liabilities                                    0.8                                                              1.4
Capital resources                                         526.4                                                            522.8
                                                     ----------                                                       ----------

Total liabilities and capital resources                 7,188.4                                                          8,039.5
                                                     ==========                                                       ==========

SEE PAGE 24 FOR FOOTNOTES ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       20

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                                THREE MONTHS ENDED SEPTEMBER 30
                                                -------------------------------------------------------------------------------------------------------------------------------
                                                                           2007                                                               2006
                                                ------------------------------------------------------------       ------------------------------------------------------------
                                                                             RATE OF INCOME    RATE OF INCOME                                   RATE OF INCOME
                                                                                (EXPENSES)       (EXPENSES)                                       (EXPENSES)     RATE OF INCOME
                                                                              NOT INCLUDING       INCLUDING                                      NOT INCLUDING      (EXPENSES)
                                                                 FINANCING         THE               THE                          FINANCING            THE           INCLUDING
                                                  AVERAGE         INCOME         EFFECT OF        EFFECT OF         AVERAGE         INCOME          EFFECT OF      THE EFFECT OF
                                                BALANCE (2)     (EXPENSES)      DERIVATIVES      DERIVATIVES       BALANCE (2)     (EXPENSES)      DERIVATIVES       DERIVATIVES
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
                                                        US$ MILLIONS                 %                %                   US$ MILLIONS                  %                 %
                                                --------------------------       ----------       ----------       --------------------------       ----------       ----------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             1,354.9            22.7             6.87             6.87          1,427.8            22.7             6.51             6.51
Liabilities                                        1,345.9           (22.2)           (6.76)                          1,399.0           (23.6)           (6.92)
Effect of ALM derivatives (3)                          5.4               -                                               18.2             0.7
                                                ----------      ----------                                         ----------      ----------
Total liabilities                                  1,351.3           (22.2)                            (6.74)         1,417.2           (22.9)                            (6.62)
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        0.11             0.13                                             (0.41)           (0.11)
                                                                                 ----------       ----------                                        ----------       ----------

SEE PAGE 24 FOR FOOTNOTES ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       21

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                                                NINE MONTHS ENDED SEPTEMBER 30
                                                -------------------------------------------------------------------------------------------------------------------------------
                                                                           2007                                                               2006
                                                ------------------------------------------------------------       ------------------------------------------------------------
                                                                             RATE OF INCOME    RATE OF INCOME                                   RATE OF INCOME
                                                                                (EXPENSES)       (EXPENSES)                                       (EXPENSES)     RATE OF INCOME
                                                                              NOT INCLUDING       INCLUDING                                      NOT INCLUDING      (EXPENSES)
                                                                 FINANCING         THE               THE                          FINANCING            THE           INCLUDING
                                                  AVERAGE         INCOME         EFFECT OF        EFFECT OF         AVERAGE         INCOME          EFFECT OF      THE EFFECT OF
                                                BALANCE (2)     (EXPENSES)      DERIVATIVES      DERIVATIVES       BALANCE (2)     (EXPENSES)      DERIVATIVES       DERIVATIVES
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
                                                        NIS MILLIONS                 %                %                   NIS MILLIONS                  %                 %
                                                --------------------------       ----------       ----------       --------------------------       ----------       ----------

ISRAELI CURRENCY - NON-LINKED
Assets                                               198.1             8.5             5.76                             384.7            17.1             5.97
Effect of ALM derivatives (3)                         70.6             2.1                                              150.5             6.2
                                                ----------      ----------                                         ----------      ----------
Total assets                                         268.7            10.6                              5.29            535.2            23.3                              5.85
                                                ----------      ----------                                         ----------      ----------
Liabilities                                          661.8           (19.1)           (3.87)           (3.87)           970.5           (36.1)           (4.99)           (4.99)
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        1.89             1.42                                              0.98             0.86
                                                                                 ----------       ----------                                        ----------       ----------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                               468.8            29.3             8.42             8.42            579.8            29.8             6.91             6.91
                                                ----------      ----------                                         ----------      ----------
Liabilities                                          313.6           (14.4)           (6.17)                            397.5           (13.6)           (4.59)
Effect of ALM derivatives (3)                         43.3            (2.3)                                              43.1            (1.5)
                                                ----------      ----------                                         ----------      ----------
Total liabilities                                    356.9           (16.7)                            (6.29)           440.6           (15.1)                            (4.60)
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        2.25             2.13                                              2.32             2.31
                                                                                 ----------       ----------                                        ----------       ----------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             5,720.2             5.9             0.14             0.14          6,546.3           (89.5)           (1.82)           (1.82)
Liabilities                                        5,669.3            (3.6)           (0.08)                          6,400.8            88.1             1.83
Effect of ALM derivatives (3)                         27.3             0.1                                              107.4             4.2
                                                ----------      ----------                                         ----------      ----------
Total liabilities                                  5,696.6            (3.5)                            (0.08)         6,508.2            92.3                              1.89
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        0.06             0.06                                              0.01             0.07
                                                                                 ----------       ----------                                        ----------       ----------

TOTAL
Monetary assets                                    6,387.1            43.7             0.91                           7,510.8           (42.6)           (0.76)
Effect of ALM derivatives (3)                         70.6             2.1                                              150.5             6.2
                                                ----------      ----------                                         ----------      ----------
Total monetary assets generating financing
income                                             6,457.7            45.8                              0.95          7,661.3           (36.4)                            (0.63)
                                                ----------      ----------                                         ----------      ----------
Monetary liabilities generating financing
expenses                                           6,644.7           (37.1)           (0.75)                          7,768.8            38.4             0.66
Effect of ALM derivatives (3)                         70.6           (2.20)                                             150.5             2.7
                                                ----------      ----------                                         ----------      ----------
Total monetary liabilities generating
financing expenses                                 6,715.3           (39.3)                            (0.78)         7,919.3            41.1                              0.69
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        0.16             0.17                                             (0.10)            0.06
                                                                                 ----------       ----------                                        ----------       ----------

SEE PAGE 24 FOR FOOTNOTES ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       22

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
REPORTED AMOUNTS

                                                                                                    NINE MONTHS ENDED SEPTEMBER 30
                                                     ----------------------------------------------------------------------------------------------------------------------------
                                                                                 2007                                                            2006
                                                     -----------------------------------------------------------      -----------------------------------------------------------
                                                                                  RATE OF INCOME   RATE OF INCOME                                  RATE OF INCOME
                                                                                     (EXPENSES)      (EXPENSES)                                      (EXPENSES)    RATE OF INCOME
                                                                                   NOT INCLUDING     INCLUDING                                      NOT INCLUDING     (EXPENSES)
                                                                      FINANCING          THE            THE                           FINANCING          THE          INCLUDING
                                                      AVERAGE           INCOME        EFFECT OF       EFFECT OF        AVERAGE         INCOME          EFFECT OF     THE EFFECT OF
                                                     BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES      BALANCE (2)     (EXPENSES)      DERIVATIVES     DERIVATIVES
                                                     ----------       ----------      ----------      ----------      ----------       ----------      ----------      ----------
                                                             NIS MILLIONS                 %               %                  NIS MILLIONS                  %                %
                                                     ---------------------------      ----------      ----------      ---------------------------      ----------      ----------

Financing commissions and other
 financing income                                                           28.5                                                             18.3
Other financing expenses                                                    (7.5)                                                            (8.4)
                                                                      ----------                                                       ----------
Gain on financing operations before
 allowance for doubtful debts                                               27.5                                                             14.6
Allowance for doubtful debts (including general
 and supplementary allowance)                                                0.9                                                            (24.3)
                                                                      ----------                                                       ----------
Gain (loss) on financing operations after
 allowance for doubtful debts                                               28.4                                                             (9.7)
                                                                      ==========                                                       ==========
Other monetary assets                                     861.2                                                            869.2
General and supplementary allowance for
 doubtful debts                                           (49.6)                                                           (55.7)
Non-monetary assets                                        49.4                                                             58.7
                                                     ----------                                                       ----------
Total assets                                            7,248.1                                                          8,383.0
                                                     ==========                                                       ==========

Other monetary liabilities                                 87.8                                                             91.4
Non-monetary liabilities                                    1.2                                                              1.7
Capital resources                                         514.4                                                            521.1
                                                     ----------                                                       ----------

Total liabilities and capital resources                 7,248.1                                                          8,383.0
                                                     ==========                                                       ==========

SEE PAGE 24 FOR FOOTNOTES ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       23

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1) (CONT'D)
IN TERMS OF US DOLLARS

                                                                                                 NINE MONTHS ENDED SEPTEMBER 30
                                                -------------------------------------------------------------------------------------------------------------------------------
                                                                           2007                                                               2006
                                                ------------------------------------------------------------       ------------------------------------------------------------
                                                                              RATE OF INCOME  RATE OF INCOME                                    RATE OF INCOME
                                                                                 (EXPENSES)      (EXPENSES)                                       (EXPENSES)    RATE OF INCOME
                                                                               NOT INCLUDING     INCLUDING                                      NOT INCLUDING      (EXPENSES)
                                                                FINANCING           THE             THE                           FINANCING           THE           INCLUDING
                                                  AVERAGE         INCOME          EFFECT OF       EFFECT OF        AVERAGE         INCOME           EFFECT OF      THE EFFECT OF
                                                BALANCE (2)     (EXPENSES)       DERIVATIVES     DERIVATIVES      BALANCE (2)     (EXPENSES)       DERIVATIVES      DERIVATIVES
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
                                                      US$ MILLIONS                   %                %                  US$ MILLIONS                    %               %
                                                --------------------------       ----------       ----------       --------------------------       ----------       ----------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                             1,369.6            69.9             6.86             6.86          1,442.0            72.2             6.73             6.73
Liabilities                                        1,357.4           (68.9)           (6.82)                          1,410.0           (71.8)           (6.85)
Effect of ALM derivatives (3)                          6.5               -                                               23.6             1.0
                                                ----------      ----------                                         ----------      ----------
Total liabilities                                  1,363.9           (68.9)                            (6.79)         1,433.6           (70.8)                            (6.64)
                                                ----------      ----------       ----------       ----------       ----------      ----------       ----------       ----------
Interest margin                                                                        0.04             0.07                                             (0.12)            0.09
                                                                                 ----------       ----------                                        ----------       ----------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2)  Based on monthly opening balances except for the non-linked Israeli currency segment where the balance is based on daily figures, and net of the average balance of the specific allowances for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       24

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended September 30,
     2007 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

---------------------------
U. Galili - General Manager

November 28, 2007

                                       25

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended September 30,
     2007 (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit any material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations, and the changes in the shareholders' equity as at the dates and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as at the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

--------------------------
Rimon Shmaya - Comptroller

November 28, 2007

                                       26

                         THE INDUSTRIAL DEVELOPMENT BANK
                                OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2007

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007
--------------------------------------------------------------------------------

CONTENTS

                                                                        PAGE

Auditors' Review Report                                                  29

Balance Sheets                                                           31

Statements of Income                                                     32

Statement of Shareholders' Equity                                        33

Notes to the Financial Statements                                        36

                                       28

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

The Board of Directors
The Industrial Development Bank of Israel Limited
TEL AVIV

Dear Sirs/Ladies,

RE:  REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE NINE
     AND THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2007

At your request, we reviewed the condensed interim balance sheet of The
Industrial Development Bank of Israel Limited (hereinafter - the "Bank") as of
September 30, 2007 and the condensed interim statement of income and the condensed interim statement of shareholders' equity for the nine and three-month periods then ended. Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and
included, inter alia, reading the said financial statements, reading the minutes of the shareholders' meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

Based on our review, we are not aware of any material modifications that would have to be made to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the
Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, and the decision of the Ministerial Committee for
     Social and Economic Affairs (the Social Economic Cabinet) to approve and extend the "Run-Off" plan (hereinafter - the Government decision extending the "Run-Off" plan), all as detailed in the said note.

                                       29

     Note 1 states, among other things, that "Since, as aforementioned, the decision of the Government stipulates that the Run-Off plan shall end on
     July 31, 2008 and it is unknown as to whether the sales blueprint will reach fruition, as long as no other government decision is passed, there is no certainty that the Bank will continue to exist as a "going concern"
     following that date".

B.   Note 9 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed if the Bank is unable to continue operating as a "going concern".

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

November 28, 2007

                                       30

                               The Industrial Development Bank of Israel Limited

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                          SEPTEMBER 30
                                                     -----------------------       DECEMBER 31
                                                       2007           2006            2006
                                                     -------         -------         -------
                                                   (UNAUDITED)     (UNAUDITED)      (AUDITED)
                                                     -------         -------         -------
                                                  NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                                     -------         -------         -------

ASSETS

Cash and deposits with banks                            32.6            50.0            66.4

Securities                                              45.9            50.3            50.4

Credit to the public                                 5,857.4         6,773.9         6,519.1

Credit to governments                                   31.5            47.1            41.5

Fixed assets                                             0.8             1.0             1.1

Other assets                                             6.2            11.3            12.1

Perpetual deposits with the Israeli Treasury           848.8           840.2           825.8
                                                     -------         -------         -------

Total assets                                         6,823.2         7,773.8         7,516.4
                                                     =======         =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                  57.6            74.0            66.9

Deposits of banks                                      541.6           832.2           768.3

Deposits of the Government                           5,602.1         6,270.3         6,087.4

Perpetual deposit                                        0.1             0.1             0.1

Capital notes                                           23.2            24.9            24.9

Other liabilities                                       52.9            55.0            58.2

Non-participating preference shares                    288.0           308.7           303.2

Participating preference shares                        178.0           190.8           187.4
                                                     -------         -------         -------
Total liabilities                                    6,743.5         7,756.0         7,496.4
                                                     -------         -------         -------

Shareholders' equity                                    79.7            17.8            20.0
                                                     -------         -------         -------

Total liabilities and shareholders' equity           6,823.2         7,773.8         7,516.4
                                                     =======         =======         =======

----------------------------   -----------------------   ---------------------
      DR. RAANAN COHEN               URI GALILI              RIMON SHMAYA
    Chairman of the Board          General Manager            Comptroller

November 28, 2007

The accompanying notes are an integral part of the condensed financial statements.

                                       31

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                 THREE MONTHS ENDED SEPTEMBER 30   NINE MONTHS ENDED SEPTEMBER 30   YEAR ENDED
                                     -----------------------         -----------------------        DECEMBER 31
                                       2007           2006             2007           2006            2006
                                     -------         -------         -------         -------         -------
                                   (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)      (AUDITED)
                                     -------         -------         -------         -------         -------
                                   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                     -------         -------         -------         -------         -------

Profit from financing
 operations before
 allowance for doubtful debts            8.2             3.1            27.5            14.6            18.2
Allowance for doubtful debts            (3.1)            4.8            (0.9)           24.3            21.7
                                     -------         -------         -------         -------         -------
Profit (loss) from financing
 operations after
 allowance for doubtful debts           11.3            (1.7)           28.4            (9.7)           (3.5)
                                     -------         -------         -------         -------         -------
OPERATING AND OTHER INCOME
Operating commissions                    0.1             0.2             0.6             0.9             1.3
Gains from investments
 in shares                               0.4             0.9             6.1            12.8            16.4
Other income                               -             0.9             1.7             2.5             3.8
                                     -------         -------         -------         -------         -------
Total operating and
 other income                            0.5             2.0             8.4            16.2            21.5
                                     -------         -------         -------         -------         -------
OPERATING AND
 OTHER EXPENSES
Salaries and related expenses            4.3             4.0            14.4            13.1            17.6
Retirement of employees                    -             0.3               -             0.5             0.5
Maintenance and depreciation
 of buildings and equipment              0.7             0.6             2.1             1.9             2.7
Other expenses                           2.2             3.3             6.7             9.2            14.3
                                     -------         -------         -------         -------         -------
Total operating and
 other expenses                          7.2             8.2            23.2            24.7            35.1
                                     -------         -------         -------         -------         -------
Operating income (loss)
 before taxes on income                  4.6            (7.9)           13.6           (18.2)          (17.1)
Tax provision on
 operating income                          -               -               -               -               -
                                     -------         -------         -------         -------         -------

NET EARNINGS (LOSS)                      4.6            (7.9)           13.6           (18.2)          (17.1)
                                     =======         =======         =======         =======         =======

NET EARNINGS (LOSS) PER SHARE
 IN NIS
"A" ordinary shares                    304.6          (523.2)          900.7        (1,205.3)       (1,132.4)

The accompanying notes are an integral part of the financial statements.

                                       32

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                     THREE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                       -----------------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                       SHARE    ACCUMULATED      ACCUMULATED        FROM
                                      CAPITAL   DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                        AND      TRANSLATION     TRANSLATION   OF AVAILABLE-
                                      PREMIUM        OF              OF          FOR-SALE                      TOTAL
                                        ON      DOLLAR LINKED    CPI LINKED     SECURITIES    ACCUMULATED  SHAREHOLDERS'
                                      SHARES       DEPOSIT        DEPOSIT      AT FAIR VALUE    DEFICIT        EQUITY
                                       -----        -----          -----           -----         -----         -----
                                                                      NIS MILLIONS
                                       -----------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                         207.1            -          334.6             8.8        (522.0)         28.5
Net earnings for the period                -            -              -               -           4.6           4.6
Adjustments from present-
 ation of available-for-sale
 securities at market value                -            -              -            (1.7)            -          (1.7)
Translation differences
 relating to a perpetual
  deposit                                  -            -           48.3               -             -          48.3
                                       -----        -----          -----           -----         -----         -----

BALANCE AS AT THE END OF THE
  PERIOD                               207.1            -          382.9             7.1        (517.4)         79.7
                                       =====        =====          =====           =====         =====         =====

                                                     THREE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)
                                       -----------------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                      SHARE     ACCUMULATED      ACCUMULATED        FROM
                                     CAPITAL    DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                       AND       TRANSLATION     TRANSLATION   OF AVAILABLE-
                                     PREMIUM         OF              OF          FOR-SALE                      TOTAL
                                        ON      DOLLAR LINKED    CPI LINKED     SECURITIES    ACCUMULATED  SHAREHOLDERS'
                                      SHARES       DEPOSIT        DEPOSIT      AT FAIR VALUE    DEFICIT        EQUITY
                                       -----        -----          -----           -----         -----         -----
                                                                      NIS MILLIONS
                                       -----------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                         207.1            -          323.1             1.8        (524.2)          7.8
Net earnings for the period                -            -              -               -          (7.9)         (7.9)
Adjustments from present-
 ation of available-for-sale
 securities at fair value                  -            -              -             0.3             -           0.3
Translation differences
 relating to a perpetual
  deposit                                  -            -           17.6               -             -          17.6
                                       -----        -----          -----           -----         -----         -----

BALANCE AS AT THE END OF THE
PERIOD                                 207.1            -          340.7             2.1        (532.1)         17.8
                                       =====        =====          =====           =====         =====         =====

The accompanying notes are an integral part of the financial statements.

                                       33

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                     NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)
                                       -----------------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                      SHARE     ACCUMULATED      ACCUMULATED        FROM
                                     CAPITAL    DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                       AND       TRANSLATION     TRANSLATION   OF AVAILABLE-
                                     PREMIUM         OF              OF          FOR-SALE                      TOTAL
                                        ON      DOLLAR LINKED    CPI LINKED     SECURITIES    ACCUMULATED  SHAREHOLDERS'
                                      SHARES       DEPOSIT        DEPOSIT      AT FAIR VALUE    DEFICIT        EQUITY
                                       -----        -----          -----           -----         -----         -----
                                                                      NIS MILLIONS
                                       -----------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                         207.1                       335.2             8.7        (531.0)         20.0
Net earnings for the period                -            -              -               -          13.6          13.6
Adjustments from present-
 ation of available-for-sale
 securities at fair value                  -            -              -            (1.6)            -          (1.6)
Translation differences
 relating to a perpetual
  deposit                                  -            -           47.7               -             -          47.7
                                       -----        -----          -----           -----         -----         -----

BALANCE AS AT THE END OF THE
PERIOD                                 207.1            -          382.9             7.1        (517.4)         79.7
                                       =====        =====          =====           =====         =====         =====

                                                     NINE MONTHS ENDED SEPTEMBER 30, 2006 (UNAUDITED)
                                       -------------------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                       SHARE     ACCUMULATED     ACCUMULATED        FROM
                                      CAPITAL   DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                        AND      TRANSLATION     TRANSLATION   OF AVAILABLE-
                                      PREMIUM         OF              OF          FOR-SALE                      TOTAL
                                         ON      DOLLAR LINKED    CPI LINKED     SECURITIES    ACCUMULATED  SHAREHOLDERS'
                                       SHARES       DEPOSIT        DEPOSIT      AT FAIR VALUE    DEFICIT        EQUITY
                                       -------      -------        -------         -------       -------       -------
                                                                      NIS MILLIONS
                                       -------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE PERIOD                         1,199.4       (697.5)         203.0             6.1        (513.9)        197.1
Adjustments as at January 1,
 2006, deriving from initial
 implementation of
 Accounting Standard No. 22             (992.3)       697.5           90.7               -             -        (204.1)
                                       -------      -------        -------         -------       -------       -------
Balance as at January 1, 2006
 after initial implementation of
 Accounting Standard No. 22              207.1            -          293.7             6.1        (513.9)         (7.0)
Loss for the period                          -            -              -               -         (18.2)        (18.2)
Adjustments from presentation
 of available-for-sale
 securities at fair value                    -            -              -            (4.0)            -          (4.0)
Translation differences
 relating to a perpetual deposit             -            -           47.0               -             -          47.0
                                       -------      -------        -------         -------       -------       -------

BALANCE AS AT THE END OF THE
 PERIOD                                  207.1            -          340.7             2.1        (532.1)         17.8
                                       =======      =======        =======         =======       =======       =======

The accompanying notes are an integral part of the financial statements.

                                       34

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                           YEAR ENDED DECEMBER 31, 2006 (AUDITED)
                                       -------------------------------------------------------------------------------
                                                                                ADJUSTMENTS
                                       SHARE     ACCUMULATED     ACCUMULATED        FROM
                                      CAPITAL   DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                        AND      TRANSLATION     TRANSLATION   OF AVAILABLE-
                                      PREMIUM         OF              OF          FOR-SALE                      TOTAL
                                         ON      DOLLAR LINKED    CPI LINKED     SECURITIES    ACCUMULATED  SHAREHOLDERS'
                                       SHARES       DEPOSIT        DEPOSIT      AT FAIR VALUE    DEFICIT        EQUITY
                                       -------      -------        -------         -------       -------       -------
                                                                      NIS MILLIONS
                                       -------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
 OF THE YEAR                           1,199.4       (697.5)         203.0             6.1        (513.9)        197.1
Adjustments as at January 1,
  2006, deriving from initial
  implementation of
  Accounting Standard No. 22            (992.3)       697.5           90.7               -             -        (204.1)
                                       -------      -------        -------         -------       -------       -------
Balance as at January 1, 2006
  after initial implementation
  of Acct. Standard No. 22               207.1            -          293.7             6.1        (513.9)         (7.0)
Loss for the year                            -            -              -               -         (17.1)        (17.1)
Adjustments from presentation
 of available-for-sale
 securities at market value                  -            -              -             2.6             -           2.6
Translation differences
 relating to a perpetual
  deposit                                    -            -           41.5               -             -          41.5
                                       -------      -------        -------         -------       -------       -------

BALANCE AS AT THE END OF THE
  YEAR                                   207.1            -          335.2             8.7        (531.0)         20.0
                                       =======      =======        =======         =======       =======       =======

The accompanying notes are an integral part of the financial statements.

                                       35

                                                                  The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN AND THE SPECIAL LINE OF CREDIT OF THE BANK OF
          ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >>   The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, as part of the
               "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the
               Government Companies Authority.

          >>   The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >>   The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >>   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >>   If, at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned in its favor (the debenture dated
               November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on
               December 29, 2005).

     The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

                                       36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was recently extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

     >>   The credit line will be in effect until no later than July 31, 2008.

     >>   The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >>   The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >>   The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >>   Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >>   Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In his letter from October 30, 2005, the Governor of the Bank of Israel clarified that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
     Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 533 million as of September 30,
     2007 (compared with NIS 751 million as at December 31, 2006).

                                       37

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate"
     which were charged by the Bank of Israel from August 2002 until July 29,
     2003 (the date the Ministerial Committee for Social and Economic Affairs
     first approved the Bank's "Run-Off" plan), in the total amount of NIS 79 million (as calculated by the Bank). On May 1, 2007, the Bank issued an immediate filing to the Israel Securities Authority and to the Tel Aviv
     Stock Exchange in which it gave notice that as part of the contacts it had with the Bank of Israel, it was made clear that the issue of the recouping of the surplus interest to the Bank will be assessed upon the complete repayment of the special credit line.

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently)
     and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the
               Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

                                       38

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     In its letter dated May 1, 2007, the Bank of Israel announced that if the blueprint described below for the sale and/or transfer of the shares of the
     Bank is carried out prior to August 1, 2008, the license of the Bank will be cancelled as of the date the blueprint is carried out.

     Since, as aforementioned, the decision of the Government stipulates that the Run-Off plan shall end on July 31, 2008 and it is unknown as to whether the sales blueprint will reach fruition, as long as no other government decision is passed, there is no certainty that the Bank will continue to exist as a "going concern" following that date

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed in the event that it is decided at the end of the Run-Off plan to sell the Bank's portfolio of assets and liabilities as a single unit and within a short time.

     POSSIBLE BLUEPRINT FOR THE SALE AND/OR TRANSFER OF ALL OF THE SHARES OF THE
     BANK

     As part of an assessment being conducted by the Finance Ministry and the
     Government Companies Authority regarding a possible blueprint for the sale and/or transfer of all of the issued share capital of the Bank to a third party purchaser, on June 17, 2007, the Government Companies Authority
     issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies
     Authority, was requesting information from parties interested in purchasing the Industrial Development Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the State in the shares of the Bank, including the controlling shares (ordinary shares A) and the holdings of the remaining holders of controlling shares (the three large bank groups:
     Bank Discount, Bank Hapoalim, Bank Leumi, and also First International
     Bank, IDB, and the Association of Industrialists) will be transferred to the designated buyer, the shares of the Bank that are traded on the Tel
     Aviv Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article 350 of the Companies Law - 1999, whereas preferred Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the immediate report issued by the Bank on June 17, 2007. The RFI also noted that the precondition for the implementation of the blueprint is a commitment on the part of the shareholders not held by the State to transfer the controlling shares in their possession to the State for no consideration. As reported to the Bank by the Government Companies Authority, on the date stipulated for submission of the requests, July 3, 2007, eleven requests were received at the offices of the Authority from companies and individuals. The
     Government Companies Authority, together with the Finance Ministry have started taking steps to move forward on the blueprint. Notwithstanding, as mentioned above, it is unknown as to if and when the blueprint will come to fruition, and if so, whether it will be in accordance with the description set out in the sales blueprint publicized as part of the RFI. In addition, the sale of the holdings of the State in the Bank is subject to a privatization resolution by the Ministerial Committee on Privatization, a resolution which has not yet been made.

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NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2006. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2006 and for the year then ended, together with their accompanying notes.

NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO THEIR IMPLEMENTATION

     A.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the Standard). The Standard stipulates that entities subject to the Securities Law - 1968 and that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the provisions and guidelines of the Supervisor of
          Banks.

          In relating to the manner in which banking institutions are to implement the Standard, the Supervisor of Banks notified banking institutions that:

          o    He intends on setting down on a regular basis provisions for the implementation of Israeli standards issued by the Israel
               Accounting Standards Board and which are based on IFRS that do not relate to the core banking business.

          o    In the second half of 2009, he will publicize his decision regarding the date of implementation of IFRS standards that relate to the core banking business. In doing so, he will take into consideration the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence between IFRS and U.S. standards on the other hand.

          o    Therefore, relating to the core banking business, the financial statements of a banking institution presented in accordance with the provisions and guidelines of the Supervisor of Banks will continue to be presented on the basis of the U.S. standards as stipulated in the provisions for reporting to the public.

     B.   In December 2006, the Israel Accounting Standards Board issued
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and its Controlling Shareholder" issued by the
          Israel Accounting Standards Board (hereinafter - the "Standard"). The
          Standard replaces the Securities Regulations (Financial Statement
          Presentation of a Transaction between a Company and its Controlling
          Shareholder) - 1996 as adopted in the provisions for reporting to the public of the Supervisor of Banks. The Standard stipulates that assets and liabilities which were the subject of a transaction between an entity and its controlling shareholders shall be measured at the date of the transaction at fair value and that the difference between the fair value and the consideration of the transaction be carried to shareholders' equity. Any difference with a debit balance is in effect a dividend which reduces retained earnings. Any difference with a credit balance constitutes an investment by the owners and shall be presented separately as part of shareholders' equity under the title
          "Capital Reserve deriving from a transaction between the entity and its controlling shareholder".

                                       40

                               The Industrial Development Bank of Israel Limited

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NOTE 3 - DISCLOSURE OF THE IMPACT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
         PRIOR TO THEIR IMPLEMENTATION (CONT.)

          The Standard deals with three issues in connection with transactions between an entity and its controlling shareholder, as follows: the transfer of an asset to the entity from the controlling shareholder, or the opposite, transfer of an asset from the controlling shareholder to the entity; the assumption of a liability of the entity to a third party, in whole or in part, by the controlling shareholder, indemnification of the entity by the controlling shareholder in respect of an expense, the waiver of the controlling shareholder to the entity regarding a debt due to him from the entity, in whole or in part; and loans granted to the controlling shareholder or loans received from the controlling shareholder. In addition, the Standard sets forth the disclosure to be made in the financial statements regarding transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder carried out after January 1, 2007 and to loans granted to or received from the controlling shareholder prior to the effective date of the Standard, commencing on the effective date.

          As of the date of release of the financial statements, the Supervisor of Banks had not yet issued his provisions regarding the manner of adoption of the Standard by banking institutions, if at all.

NOTE 4 - DRAFT DIRECTIVE ON THE MEASUREMENT AND DISCLOSURE OF IMPAIRED DEBTS,
         CREDIT RISK AND A PROVISION FOR CREDIT LOSSES

     On October 15, 2007, the Supervisor of Banks issued a draft directive on
     "Measurement and Disclosure of Impaired Debts, Credit Risk, and a Provision
     for Credit Losses". The draft directive was brought up for discussion at the advisory committee of the Bank of Israel on matters related to banking affairs.

     The draft directive is based on accounting principles generally accepted by banks in the U.S. The underlying principles of the draft directive constitute a significant change versus the current provisions relating to the classification of problematic debts and the measurement of the provision for doubtful debts in respect of credit losses. The new directive sets out explicit guidelines regarding the classification of impaired debts, credit risk, the measurement of the provisions for credit losses, the accounting write-offs of debts and revenue recognition in respect of debts. Moreover the new guidelines set out detailed requirements for the conducting of a systematic process to set up provisions for credit losses and to save documentation in support of the process and the provisions.

     The new directive is scheduled to go into effect commencing with the financial statements as of January 1, 2009. The directive set out transitional provisions to be implemented in the annual financial statements of 2007 and 2008. The transitional provisions for the financial statements of 2007 relate to the major details of the directive, information regarding the preparations of the banking institution for the implementation of the directive and data pertaining to the expected impact
     (direction and scope) of the initial implementation of the directive on shareholders' equity as of January 1, 2009. The transitional provision for the financial statements of 2008 include, in addition to the above, disclosure of quantitative data on the impact of the adoption of the new guidelines on:

     -    The recorded credit debt balance as of January 1, 2009, broken down by component.

     -    The balance of the provision for credit losses as of January 1, 2009, broken down by component.

     -    The balances included in the required disclosure in the report of the board of directors as of January 1, 2009.

     -    The balance of the provision for credit losses in respect of off-balance sheet credit instruments as of January 1, 2009.

                                       41

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     -    The balance of current taxes or deferred taxes receivable or payable in respect of the provision for credit losses and accounting write-offs as of January 1, 2009.

     In its letter dated August 12, 2007, the Bank of Israel notified the Bank that it is entitled not to take steps to prepare for the implementation of the aforementioned directive.

NOTE 5 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as at December 31,
     2006, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 6 - CAPITAL ADEQUACY

     On September 30, 2007, the Bank's ratio of capital to risk assets was
     10.3%, higher than the 9% minimum stipulated in Proper Banking Procedures, compared with a ratio of 1.3% as at December 31, 2006 and 2.6% on June 30,
     2007.

NOTE 7 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis
     25% of the annual preferred dividend of those classes (hereinafter - the
     "quarterly dividend"). In addition, the Bank would pay an annual participating dividend at a rate of 1.5% in respect of C, CC ad CC1 shares.
     The consideration from the issuance of these preferred shares was deposited by the Bank with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares (hereinafter - the "perpetual deposits").
     According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

                                       42

                               The Industrial Development Bank of Israel Limited

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     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with a profit and the years 2005 and 2006 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, for the time being, not to distribute dividends in respect of the aforementioned shares. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles when there are no profits, even in nominal terms.

     o    The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of
          Banks has not replied to the Bank's request and has not permitted such distribution.

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to the position of the State of Israel on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General,
     and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the
     Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January
     22, 2003, the Bank requested from the Ministry of Finance and the
     Government Companies Authority to issue their positions on this matter as soon as possible.

                                       43

                               The Industrial Development Bank of Israel Limited

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     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preference shares
     (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits with the Israeli Treasury.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 182.8 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total accrued amount of NIS 182.8 million is comprised as follows: NIS
     113.4 million is in respect of non-participating shares (D and DD) and NIS
     69.4 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 8.1 million is in respect of the third quarter of
     2007 and is comprised as follows: NIS 5.4 million in respect of non-participating D and DD shares and NIS 2.7 million in respect of participating C, CC and CC1 shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On August 5, 2007, a decision was handed down by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, no interest will accrue on the perpetual deposits with the Treasury.

                                       44

                               The Industrial Development Bank of Israel Limited

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     At its meeting on October 9, 2007, the Board of Directors of the Bank
     discussed the ramifications of the decision. The Board of Directors decided that since the Bank's action (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the action of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is in-fact incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
     Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). On October 21, 2007, a short time before the date on which the Bank was to file its appeal, and further to a request by the State of the Bank, a petition was filed with the Supreme Court on behalf of the Bank (and with the consent of the State and the aforementioned financial entities) whereby the court was asked to extend the date for the filing of the appeal until January 21, 2008, in view of the negotiations the State has been conducting, which may render the filing of the appeal and the resultant legal proceeding superfluous.
     The Supreme Court acceded to the request of the Bank and for the time being, the appeal has not been filed. At the aforementioned meeting on
     October 9, 2007, the Board of Directors of the Bank also discussed the ramifications of the aforementioned decision on the continuation of its policy regarding the distribution of the dividend on the preferred shares
     (Preferred C, CC, CC1, D and DD shares). In view of the stipulation of the decision pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed (a stipulation which the Bank does not intend on appealing), and after the board of directors considered the interests of both the shareholders of the
     Bank and the creditors of the Bank (which in view of the verdict no longer gain anything by the non-distribution of the dividend), the Board of
     Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the General
     Meeting of the Bank to amend the articles of association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which at present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the
     Treasury, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution -
     prior or concurrent - of the preferred dividend in arrears on those shares
     (since, in view of the wording of the decision, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a General Meeting of the Bank to make the aforementioned change in the articles of association and to authorize the Chairman of the Board to determine the date of the meeting; 3) to petition the Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the articles of association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of the date of these financial statements, the Bank does not have distributable income). In view of the aforementioned negotiations being conducted by the State, a date has not yet been set for the convening of the general meeting at which the articles will be amended nor has the
     Supervisor of the Banks been petitioned for approval of the distribution of the dividend.

     See also Note 9 regarding the originating motions on the matter of the cessation of the dividend distribution.

                                       45

                               The Industrial Development Bank of Israel Limited

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NOTE 8 - APPROVAL OF THE ADDITIONAL SEVERANCE PAY TO THE CHAIRMAN OF THE BANK'S
         BOARD OF DIRECTORS, GM AND DEPUTY GM

     On May 30, 2007, the Audit Committee and the Board of Directors of the Bank
     authorized the granting of additional severance pay to the GM and the
     Deputy GM of the Bank upon resignation from their positions (in excess of the amounts provided for them in managers insurance policies and/or pension funds), at a rate of one month's salary for each year of service and the relative share of a month's salary in respect of part of the year. This resolution is subject to the approval of the Supervisor of Wages and Labor
     Agreements in the Israeli Finance Ministry, who announced that he had no objection to the wording of the decision and that his approval of the proposal will be taken under advisement if, and only if, the termination of their employment occurs at the end of the Bank's Run-off Plan (which is scheduled to end on July 31, 2008) or if ownership of the Bank is transferred to an external investor prior to the end of the Run-Off Plan.
     The additional severance pay to the Chairman of the Board of directors was ratified by the General Meeting of the Bank. The periods of service of the chairman of the board, Dr. R. Cohen, the GM, Mr. A Galili, and the Deputy
     GM, Mr. A Savir, started at different times during the second half of 2002 and, therefore, assuming that their periods of service conclude at the end of the Run-off Plan on July 31, 2008, we are dealing with additional severance pay of six-months' salary for each of the above. The cost of the additional severance pay in respect of the three of them together, for the entire period, amounts to NIS 0.9 million. The financial statements contained a provision related to the period ended September 30, 2007
     (approx. NIS 0.8 million).

NOTE 9 - LEGAL CLAIMS

Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the
Bank believes, on the basis of legal opinions of external legal counsel representing the Bank in these claims, that with respect to the risks of the claims, adequate provisions have been included in the financial statements, when necessary, so as to cover possible losses in respect of those claims.

Following are details of legal claims against the Bank in which the amounts claimed are material:

1)   In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim with the Tel Aviv-Jaffa
     District Court in the amount of NIS 409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the validity of the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003.
     Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. On May 26, 2005 a hearing was held on the motion. On June 18, 2006, the Court decided to reject the motion to have the claim approved as a derivative claim and ordered the petitioner to pay court costs and legal fees.

                                       46

                               The Industrial Development Bank of Israel Limited

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NOTE 9 - LEGAL CLAIMS (CONT.)

     On September 18, 2006, the petitioner filed an appeal with the Supreme
     Court on the decision rejecting the motion to have the claim approved as a derivative claim. The court set dates for the filing of written summations by the parties and set a date for the completion of oral arguments on
     November 26, 2007, which was postponed to February 14, 2008. In the opinion of the Bank's legal counsel, since the action is a derivative claim in which for all intents and purposes the Bank is only a formal respondent, the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the
     Tel Aviv-Jaffa District Court a legal action against the Bank, against the
     State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1, 2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic
     and Immediate Reports) - 1970 enacted thereunder (hereinafter - the
     Securities Regulations). As claimed in the action, during the aforementioned period, a number of extraordinary events and/or matters occurred that indicated that the Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the
     Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damages being claimed in the action is
     NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter. The Bank announced that it summarily rejects these reservations and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. On July 11, 2007, a compromise agreement was signed between the Bank and the representative plaintiff, Mr. A. Fin (without either party recognizing the claims of the other), whereby the Bank undertook to pay an amount of NIS 4.7 million to the plaintiff group and an additional amount of NIS 1.2 million (plus VAT as applicable) as a special remuneration to the plaintiff and attorney fees to the attorneys of the plaintiff. In addition, the Bank will have to bear the costs of publicizing the compromise arrangement, the fee of the examiner to be appointed by court to render his opinion on the proposed compromise, and an amount of US$ 10,000 plus VAT as the fee of the trustee who will examine the debt claims of the group. Concurrently, the Bank entered into a compromise agreement with the insurer which issued the policy granting indemnification of the directors and senior officers, whereby the insurers undertook to indemnify the Bank in an amount equal to half of the cost of the compromise with the representative plaintiff (up to a maximum of NIS 6.25 million), plus NIS 1 million in respect of the legal fees of the Bank and the senior officers that were sued. The compromise agreement with the representative plaintiff was ratified by the court on
     November 4, 2007 (with no objections to its ratification being submitted), after having been previously ratified by the General Meeting of the Bank.
     The Bank recorded an expense in respect of the compromise agreement in its accounting records.

                                       47

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT.)

3)   In September 2004, various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the
     Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of
     Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of
     Finance and the aforementioned financial entities, in which it requested
     (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12,
     2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March
     23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On August 5, 2007, a decision was handed down by the Tel
     Aviv District Court whereby it rejected the originating motion filed by the
     Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on
     October 9, 2007, the Board of Directors of the Bank discussed the ramifications of the decision. The Board of Directors decided that since the Bank's action (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the action of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the board of directors believes is in-fact incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. Notwithstanding the above, the Board of Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred
     C, CC, CC1, D and DD shares). On October 21, 2007, a short time before the date on which the Bank was to file its appeal, and further to a request by the State of the Bank, a petition was filed with the Supreme Court on behalf of the Bank (and with the consent of the State and the aforementioned financial entities) whereby the court was asked to extend the date for the filing of the appeal until January 21, 2008, in view of the negotiations the State has been conducting, which may render the filing of the appeal and the resultant legal proceeding superfluous. The Supreme
     Court acceded to the request of the Bank and for the time being, the appeal has not been filed.

                                       48

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT.)

     In the opinion of the Bank's legal advisors, the chances are slim that the court will require the Bank to pay such dividend without it being financed by the State (as interest on the perpetual deposits with the Treasury).

4)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver. According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS
     1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the Bank and the owner of the property (who has since passed away) remained in place.

6)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
     Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the
     Bank in 2002. The suit was filed also against the Ministry of Finance's
     Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June 20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS
     415,000, in respect of amounts the payment of which was approved by the
     Ministry of Finance's Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims.
     The Bank has filed an objection to the request. The Court has not yet ruled on the request and in the meantime, the evidentiary phase of the suit has ended.

                                       49

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS (UNAUDITED) (CONT.)
--------------------------------------------------------------------------------

NOTE 9 - LEGAL CLAIMS (CONT.)

7)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defendant banks.
     It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

8)   In August 2000, a suit was filed with the Tel Aviv-Jaffa District Court by a number of venture capital funds against one of the Bank's former senior executives and against 24 other defendants. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. The suit also included relief of the receipt of actual shares. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to approximately NIS 14 million.

                                       50

ANNEX A - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                      THREE MONTHS ENDED SEPTEMBER 30,  NINE MONTHS ENDED SEPTEMBER 30,
                                                           ----------------------           ---------------------
                                                           2007             2006            2007            2006
                                                           -----            -----           -----           -----
                                                       NIS MILLIONS     NIS millions    NIS MILLIONS     NIS millions
                                                           -----            -----           -----           -----
                                                        (UNAUDITED)                      (UNAUDITED)
                                                           -----            -----           -----           -----

 A.  INCOME (EXPENSES) DERIVING FROM ASSETS:
      Credit to the public                                (209.3)           (74.4)           42.8           (42.6)
      Credit to governments                                  0.1             (0.6)           (0.1)           (0.4)
      Deposits with banks                                    0.1             (0.2)            0.8             0.4
                                                           -----            -----           -----           -----
                                                          (209.1)           (75.2)           43.7           (42.6)
                                                           -----            -----           -----           -----

 B.  INCOME (EXPENSES) DERIVING FROM
     LIABILITIES:
      Deposits of the public                                (1.2)            (1.0)           (2.5)           (4.2)
      Deposits of the Government                           219.3             82.5           (16.3)           76.7
      Deposits of Bank of Israel                            (5.2)           (11.8)          (18.4)          (34.7)
      Deposits of banks                                        -              0.6             0.1             0.6
                                                           -----            -----           -----           -----
                                                           212.9             70.3           (37.1)           38.4
                                                           -----            -----           -----           -----

C.   DERIVING FROM DERIVATIVE FINANCIAL
     INSTRUMENTS

      Net income (expenses) from ALM derivative
      instruments (*)                                       (1.1)             4.5            (0.1)            8.9
                                                           -----            -----           -----           -----

D.   OTHER
      Commissions from financing operations                  2.7              3.1             8.5             9.7
      Other financing income**                               5.4              3.2            20.0             8.6
      Other financing expenses                              (2.6)            (2.8)           (7.5)           (8.4)
                                                           -----            -----           -----           -----
                                                             5.5              3.5            21.0             9.9
                                                           -----            -----           -----           -----
      Total profit from financing operations
        before allowance for doubtful debts                  8.2              3.1            27.5            14.6
                                                           =====            =====           =====           =====

      Including - exchange rate differences, net            (3.1)             0.4            (3.8)           (5.3)
                                                           =====            =====           =====           =====

      *    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes.

      **   Including income from
           interest collected in respect
           of problematic debts                              5.2              2.7            18.6             6.6
                                                           =====            =====           =====           =====

                                       51

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                          FOR THE THREE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                      ------------------------------------------------------------------------------------------
                                                        2007                                              2006
                                      ---------------------------------------            ---------------------------------------
                                    SPECIFIC      SUPPLEMENTARY                       SPECIFIC       SUPPLEMENTARY
                                  ALLOWANCE (*)   ALLOWANCE (**)        TOTAL        ALLOWANCE (*)   ALLOWANCE (**)        TOTAL
                                      -----            -----            -----            -----            -----            -----
                                  NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -----            -----            -----            -----            -----            -----

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD                               610.1             48.0            658.1            689.4             54.7            744.1
                                      -----            -----            -----            -----            -----            -----

Allowance provided
 during the period                      0.6              0.1              0.7              7.4              0.2              7.6
Reduction of allowance                 (2.8)            (0.7)            (3.5)            (1.1)            (1.7)            (2.8)
Collection of debts written
  off in the past                      (0.3)               -             (0.3)               -                -                -
                                      -----            -----            -----            -----            -----            -----
Amount carried to
 statement of income                   (2.5)            (0.6)            (3.1)             6.3             (1.5)             4.8
                                      -----            -----            -----            -----            -----            -----

Debts written off                     (22.3)               -            (22.3)           (17.2)               -            (17.2)
                                      -----            -----            -----            -----            -----            -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                585.6             47.4            633.0            678.5             53.2            731.7
                                      =====            =====            =====            =====            =====            =====

Including - balance of
 allowance not deducted
 from credit to public                  2.4                -              2.4              2.5                -              2.5
                                      -----            -----            -----            -----            -----            -----

                                                         FOR THE NINE MONTHS ENDED SEPTEMBER 30 (UNAUDITED)
                                      ------------------------------------------------------------------------------------------
                                                        2007                                              2006
                                      ---------------------------------------            ---------------------------------------
                                    SPECIFIC      SUPPLEMENTARY                       SPECIFIC       SUPPLEMENTARY
                                  ALLOWANCE (*)   ALLOWANCE (**)        TOTAL        ALLOWANCE (*)   ALLOWANCE (**)        TOTAL
                                      -----            -----            -----            -----            -----            -----
                                  NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -----            -----            -----            -----            -----            -----

BALANCE OF ALLOWANCE AT
 THE BEGINNING OF THE
 PERIOD (AUDITED)                     658.3             51.7            710.0            675.6             57.6            733.2
                                      -----            -----            -----            -----            -----            -----

Allowance provided
 during the period                     11.7              0.2             11.9             33.1                -             33.1
Reduction of allowance                 (7.6)            (4.5)           (12.1)            (3.4)            (4.4)            (7.8)
Collection of debts written
  off in the past                      (0.7)               -             (0.7)            (1.0)               -             (1.0)
                                      -----            -----            -----            -----            -----            -----
Amount carried to
 statement of income                    3.4             (4.3)            (0.9)            28.7             (4.4)            24.3
                                      -----            -----            -----            -----            -----            -----

Debts written off                     (76.8)               -            (76.8)           (26.8)               -            (26.8)
                                      -----            -----            -----            -----            -----            -----

BALANCE OF ALLOWANCE AT
 THE END OF THE PERIOD                585.6             47.4            633.0            678.5             53.2            731.7
                                      =====            =====            =====            =====            =====            =====

Including - balance of
 allowance not deducted
 from credit to public                  2.4                -              2.4              2.5                -              2.5
                                      -----            -----            -----            -----            -----            -----

(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                                       52

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                 SEPTEMBER 30, 2007 (UNAUDITED)
                                  ---------------------------------------------------------------------------------------
                                                                  FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                    THERETO
                                  --------------------------        ----------------------
                                                    LINKED TO         US           OTHER        NON-MONETARY
                                  UNLINKED           THE CPI        DOLLAR       CURRENCIES        ITEMS           TOTAL
                                  -------            -------        -------        -------        -------         -------
                                NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                  -------            -------        -------        -------        -------         -------

ASSETS
Cash and deposits
 with banks                          21.5                3.8            7.2            0.1              -            32.6
Securities                              -                0.5              -              -           45.4            45.9
Credit to the public                127.1              380.2        5,333.6           16.5              -         5,857.4
Credit to governments                   -                4.9           23.2            3.4              -            31.5
Fixed assets                            -                  -              -              -            0.8             0.8
Other assets                          6.1                  -              -              -            0.1             6.2
Perpetual deposits with
 the Israeli Treasury                   -              848.8              -              -              -           848.8
                                  -------            -------        -------        -------        -------         -------

Total assets                        154.7            1,238.2        5,364.0           20.0           46.3         6,823.2
                                  -------            -------        -------        -------        -------         -------

LIABILITIES
Deposits of the public               30.7               26.5            0.4              -              -            57.6
Deposits of banks                   538.2                  -              -            3.4              -           541.6
Deposits of the Government              -              267.5        5,334.6              -              -         5,602.1
Perpetual deposit                     0.1                  -              -              -              -             0.1
Capital notes                           -                  -           23.2              -              -            23.2
Other liabilities                    17.1               33.6            1.5              -            0.7            52.9
Non-participating shares                -                  -          288.0              -              -           288.0
Preferred participating shares          -                  -          178.0              -              -           178.0
                                  -------            -------        -------        -------        -------         -------

Total liabilities                   586.1              327.6        5,825.7            3.4            0.7         6,743.5
                                  -------            -------        -------        -------        -------         -------

Difference                         (431.4)             910.6         (461.7)          16.6           45.6            79.7

Forward transactions, net            46.3              (29.7)             -          (16.6)             -               -
                                  -------            -------        -------        -------        -------         -------

Total                              (385.1)             880.9         (461.7)             -           45.6            79.7
                                  =======            =======        =======        =======        =======         =======

                                       53

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (cont'd)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                 SEPTEMBER 30, 2006 (UNAUDITED)
                                  ---------------------------------------------------------------------------------------
                                                                  FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                    THERETO
                                  --------------------------        ----------------------
                                                    LINKED TO         US           OTHER        NON-MONETARY
                                  UNLINKED           THE CPI        DOLLAR       CURRENCIES        ITEMS           TOTAL
                                  -------            -------        -------        -------        -------         -------
                                NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                  -------            -------        -------        -------        -------         -------

ASSETS
Cash and deposits
 with banks                          27.6               10.2           12.0            0.2              -            50.0
Securities                              -                0.7              -              -           49.6            50.3
Credit to the public                293.6              476.8        5,980.5           23.0              -         6,773.9
Credit to governments                   -                7.4           29.2           10.5              -            47.1
Fixed assets                            -                  -              -              -            1.0             1.0
Other assets                          9.0                  -              -              -            2.3            11.3
Perpetual deposits with
 the Israeli Treasury                   -              840.2              -              -              -           840.2
                                  -------            -------        -------        -------        -------         -------

Total assets                        330.2            1,335.3        6,021.7           33.7           52.9         7,773.8
                                  -------            -------        -------        -------        -------         -------

LIABILITIES
Deposits of the public               34.8               36.2            2.9            0.1              -            74.0
Deposits of banks                   821.7                  -              -           10.5              -           832.2
Deposits of the Government              -              331.5        5,938.8              -              -         6,270.3
Perpetual deposit                     0.1                  -              -              -              -             0.1
Capital notes                           -                  -           24.9              -              -            24.9
Other liabilities                    13.5               38.8            1.6              -            1.1            55.0
Non-participating shares                -                  -          308.7              -              -           308.7
Preferred participating shares          -                  -          190.8              -              -           190.8
                                  -------            -------        -------        -------        -------         -------

Total liabilities                   870.1              406.5        6,467.7           10.6            1.1         7,756.0
                                  -------            -------        -------        -------        -------         -------

Difference                         (539.9)             928.8         (446.0)          23.1           51.8            17.8

Forward transactions, net           124.1              (64.5)         (34.2)         (25.4)             -               -
                                  -------            -------        -------        -------        -------         -------

Total                              (415.8)             864.3         (480.2)          (2.3)          51.8            17.8
                                  =======            =======        =======        =======        =======         =======

                                       54

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (cont'd)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                  DECEMBER 31, 2006 (AUDITED)
                                  ---------------------------------------------------------------------------------------
                                                                  FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                    THERETO
                                  --------------------------        ----------------------
                                                    LINKED TO         US           OTHER        NON-MONETARY
                                  UNLINKED           THE CPI        DOLLAR       CURRENCIES        ITEMS           TOTAL
                                  -------            -------        -------        -------        -------         -------
                                NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                  -------            -------        -------        -------        -------         -------

ASSETS
Cash and deposits
 with banks                          33.1               10.2           22.9            0.2              -            66.4
Securities                              -                0.7              -              -           49.7            50.4
Credit to the public                213.9              464.8        5,819.5           20.9              -         6,519.1
Credit to governments                   -                7.8           26.9            6.8              -            41.5
Fixed assets                            -                  -              -              -            1.1             1.1
Other assets                         10.5                  -              -              -            1.6            12.1
Perpetual deposits with
 the Israeli Treasury                   -              825.8              -              -              -           825.8
                                  -------            -------        -------        -------        -------         -------

Total assets                        257.5            1,309.3        5,869.3           27.9           52.4         7,516.4
                                  -------            -------        -------        -------        -------         -------

LIABILITIES
Deposits of the public               30.6               32.7            3.5            0.1              -            66.9
Deposits of banks                   761.5                  -              -            6.8              -           768.3
Deposits of
 the Government                         -              306.1        5,781.3              -              -         6,087.4
Perpetual deposit                     0.1                  -              -              -              -             0.1
Capital notes                           -                  -           24.9              -              -            24.9
Other liabilities                    17.5               37.6            1.6              -            1.5            58.2
Non participating shares                -                  -          303.2              -              -           303.2
Preferred participating
  shares                                -                  -          187.4              -              -           187.4
                                  -------            -------        -------        -------        -------         -------

Total liabilities                   809.7              376.4        6,301.9            6.9            1.5         7,496.4
                                  -------            -------        -------        -------        -------         -------

Difference                         (552.2)             932.9         (432.6)          21.0           50.9            20.0

Forward transactions, net            96.2              (44.0)         (29.5)         (22.7)             -               -
                                  -------            -------        -------        -------        -------         -------

Total                              (456.0)             888.9         (462.1)          (1.7)          50.9            20.0
                                  =======            =======        =======        =======        =======         =======

* Reclassified.

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